| Form 1
Page 1
Execution
Page | UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR,
REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION
FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT | Date filed
(MM/DD/YY):

03/14/19 | OFFICIAL
USE
ONLY |

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☑ AMENDMENT

SEC Mail Processing
MAR 15 2019
Washington, DC

1. State the name of the applicant: NYSE Chicago, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):

   11 Wall Street, New York, NY 10005

3. Provide the applicant's mailing address (if different):

   N/A

19003595

4. Provide the applicant's business telephone and facsimile number:

   212-656-2938   212-656-8101

   (Telephone)   (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:

   Martha Redding   Assistant Secretary   212-656-2938

   (Name)   (Title)   (Telephone Number)

6. Provide the name and address of counsel for the applicant:

   Martha Redding

   NYSE Holdings LLC

   11 Wall Street, New York, NY 10005

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☑ Corporation   ☐ Sole Proprietorship   ☐ Partnership
    ☐ Limited Liability Company   ☐ Other (specify): _____

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 03/15/72   (b) State/Country of formation: Delaware/USA

   (c) Statute under which applicant was organized: Delaware General Corporate Laws

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 03/14/19

(MM/DD/YY)

By: _____   NYSE Chicago, Inc.

(Signature)   (Name of applicant)

    Martha Redding, Assistant Secretary

Subscribed and sworn before me this 14th day of March, 2019 by   (Printed Name and Title)   Amy Mauro

My Commission expires May 29, 2020   County of Westchester   State of New York   (Notary Public)

AMY MAURO
Notary Public State of New York
No. 01MA6262613
Qualified in Westchester County
Commission Expires May 29, 2020

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.



NYSE

Martha Redding
Associate General Counsel
Assistant Secretary

New York Stock Exchange
11 Wall Street
New York, NY 10005
T + 1 212 656 2938
F + 1 212 656 8101
Martha.Redding@theice.com

March 14, 2019

VIA FEDEX

U.S. Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
100 F Street, NE
Washington, D.C. 20549

Re: Amendments to Form 1

Enclosed are an original and two copies of amendments to the Form 1 application pursuant to Rule 6a-2 under the Securities Exchange Act of 1934 for New York Stock Exchange LLC ("NYSE"), NYSE American LLC ("NYSE American"), and NYSE Chicago, Inc. ("NYSE Chicago") (collectively, the "Exchanges").

 Specifically, NYSE and NYSE American are each filing an updated Exhibit F with the following documents: the AP Form, which updated fields 1 and 3, and the Membership Application, which changed some contact information in the instructions and added in a new box in section 3. NYSE Chicago is filing an updated Exhibit F with one new document, the Clerk Application. Additionally, the Exchanges are filing an updated Application to Aggregate Billing of Affiliated Member Firms form.

If you have questions, please do not hesitate to contact Martha Redding, Associate General Counsel and Assistant Secretary at (212) 656-2938 or martha.redding@theice.com.

Sincerely,

Enclosures
Cc via email:

Jeanette Marshall
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, NE
Washington, D.C. 20549

Marlene E. Olsen
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, NE
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

Exhibits Accompanying Amendment

to

FORM 1 REGISTRATION STATEMENT

of

NYSE CHICAGO, INC.

March 2019

EXHIBIT F

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE CHICAGO, INC.

March 2019

A complete set of NYSE Chicago, Inc.'s forms
pertaining to application for membership,
participation, or subscription, and application
for approval as a person associated with
a member, participant, or subscriber follows.

This information is publicly available on the
Exchange's website at www.nyse.com

NYSE Master User Agreement

NYSE USER AGREEMENT

Several NYSE Entities operate markets for options and equities (each, a "Platform"). This User Agreement is made between the NYSE Entity(ies) indicated for the Platform selected below ("NYSE") and the User, as identified below.

Platform:	NYSE Entity(ies)
☐ NYSE Arca Equities	NYSE Arca, LLC
☐ New York Stock Exchange	New York Stock Exchange LLC
☐ NYSE American	NYSE American LLC
☐ NYSE National	NYSE National, Inc.
☐ NYSE Chicago	NYSE Chicago, Inc.
☐ NYSE American Options	NYSE Amex Options LLC
☐ NYSE Arca Options	NYSE Arca, Inc.

Note: Please provide a signature page for each entity selected.

User: _____ CRD #: _____

Business Address: _____

City: _____ State: _____ Zip Code: _____

Contact Name: _____ Telephone: _____

Email: _____

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Sole Proprietor

1. Definitions

(a) "Authorized Trader" means a person authorized to submit orders to the Platform on behalf of his or her User.

(b) "Connectivity Questionnaire" means the Connectivity Questionnaire or successor form that is located at www.nyse.com.

(c) "Effective Date" means the date this User Agreement is signed by the relevant NYSE Entity(ies).

(d) "Permit" means a trading permit (*e.g.*, Equity Trading Permit, Options Trading Permit, Amex Trading Permit) or member identification number issued by a NYSE Entity for effecting approved securities transactions on a Platform.

(e) "Permit Holder" means a Sole Proprietorship, Partnership, Corporation, LLC or other organization in good standing that has been issued a Permit in accordance with the Rules.

(f) "Information" has the meaning set forth in subsection 6(a).

(g) "Rules" means, with respect to the relevant NYSE Entity(ies) for each Platform, that NYSE Entity's(ies') operating agreements, certification of incorporations, bylaws, rules, procedures, policies, practices, technical specifications, circulars, notices, interpretations, directives and decisions, each as amended from time to time.

(h) "Session Request Form" means the NYSE/NYSE American and NYSE Arca Session Request form or successor form that is located at https://www.nyse.com/publicdocs/nyse/markets/nyse/Client_Session_Request_Form.pdf or successor location.

(i) "User" means the entity, other than NYSE, that has signed this User Agreement.

2. Rights and Obligations

(a) <u>Access</u>. Pursuant to the terms and conditions of this User Agreement, NYSE grants the User a personal, non-exclusive, non-transferable, revocable (at will) right to connect to and access the Platform only in accordance with the then-current Rules and User's obligations under this User Agreement and solely for the purpose of placing orders with the Platform for execution and for receiving information from the Platform about these orders. Further, NYSE grants to User a perpetual, non-exclusive, non-assignable, non-transferable, worldwide irrevocable, royalty-free, fully-paid up license to use, reproduce, display, compile, modify and create derivative works (which derivative works are the exclusive property of User), the information and data received during the term of this Agreement through the Platform even after termination or cancellation of this Agreement. The User is solely and exclusively responsible for any hardware, software, communication equipment, communication services, information formatting requirements or other items or services necessary for accessing and using the Platform. User must request connection to the Platform in a Connectivity Questionnaire accepted by NYSE and must document all requested connectivity in a Session Request Form. For clarity, this license does not permit User to distribute or have distributed data made available from the Platform as a stand-alone commercial service or as part of a compilation, along with data supplied from other Users, in competition with data services of NYSE or an affiliate of NYSE, though User may distribute derivative works it has created under the license set forth in this Section 2(a) as a stand-alone commercial service.

(b) <u>Restrictions on Use; Security</u>. Except as permitted under this Agreement, User may not sell, lease, furnish or otherwise permit or provide access to the Platform or any information or data made available from the Platform to any other entity or to any individual that is not User's employee, customer, agent or regulator; provided User may provide access to information or data made available from the Platform when compelled to disclose pursuant to legal process provided by a court of competent jurisdiction or other governmental entity or regulatory or self-regulatory authority to whose jurisdiction the receiving party is subject. User accepts full responsibility for its employee's, customers' and agent's connection to and use of the Platform and for their compliance with the Rules and the User's obligations under this User Agreement. User shall ensure its employees, customers and agents are made aware (to the extent necessary) of the terms of this User Agreement and that all relevant rights and obligations are reflected in the User's contractual relationships with these third parties (to the extent appropriate). User shall not and shall not allow any other party to alter, decompile or disassemble any code underlying the Platform, attempt to circumvent any security protections for the Platform or interfere with or disrupt the Platform or any servers or networks connected to the Platform. User shall ensure that there is no unauthorized use of or access to the Platform, including unauthorized entry of information into the Platform, or the information and data made available by the Platform. User is responsible for all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of Authorized Traders, and for the trading and consequences of these orders, trades and other messages and instructions. Unless otherwise expressly authorized in writing, the Rules or as otherwise permitted by law, User, including any service bureau or public extranet, may not redistribute the information and data made available by the Platform.

(c) <u>User Information</u>. As consideration for receiving authorization to use the Platform, User grants to NYSE a perpetual, non-exclusive, non-assignable and non-transferable (except in both cases as set forth in Section 11), world-wide, irrevocable, royalty-free, fully-paid-up license to use, reproduce, display, compile, modify and create derivative works (which derivative works are the exclusive property of NYSE) of the information and data supplied by User to the Platform, including information or data of or related to User's customers and agents (collectively, "User Data"). User represents and warrants that User owns or has sufficient rights in the information and data to authorize NYSE to perform all of its obligations under this User Agreement and that may be required for User's and NYSE use of the information and data. User represents and warrants that use or delivery of this information and data by User and NYSE: (i) does not violate any copyright, patent, trademark or trade secrets law; (ii) is not an infringement of any kind of any rights of any third party; (iii) does not constitute defamation or invasion of the right of privacy or publicity; and (iv) will not violate any applicable law, regulation or the Rules. No provision in this Agreement impairs any right, interest or use of the information and data supplied by User granted by operation of Securities and Exchange Commission ("SEC") rules or any other rule or law. Except as set forth in this Section 2(c), the parties agree that this Agreement does not grant NYSE any license with respect to User's technology, patents, copyrights, or any other intellectual property.

(d) <u>Fees</u>. User shall pay when due all amounts payable arising from User's access to the Platform. These amounts include applicable exchange and regulatory fees.

(e) <u>Order Designation</u>. All orders and any trades resulting from these orders are the responsibility of the Permit Holder from which the orders originated.

(f) <u>Market Data</u>. User acknowledges that NYSE sells market data products incorporating data from users of the Platform (including User Data) ("Market Data Products") and agrees that nothing in this Agreement other than Section 6(e) interferes with or will be deemed to interfere with NYSE's rights to sell Market Data Products. NYSE shall file fees for any Market Data Products (other than historical and reference data products) with the SEC.

(g) <u>Reverse Engineering</u>. NYSE shall not reverse engineer, decompile, disassemble, or otherwise attempt to derive User's proprietary trading strategies, including algorithms used by User.

NYSE USER AGREEMENT (CONTINUED)

3. Compliance

(a) <u>Compliance with the Rules and Law</u>. User acknowledges that connection to and use of the Platform is governed by the Rules. User represents and warrants that: (i) it will use the Platform only if and when it is authorized to use the Platform pursuant to the Rules and when User is a Permit Holder; (ii) it will comply with the Rules and all applicable laws and regulations, and only connect to and use the Platform in compliance with the Rules and all applicable laws and regulations; (iii) it is and will remain responsible for its connection to and use of the Platform and the connection to and use of the Platform by any of its employees, customers and agents; and (iv) it will familiarize all Authorized Traders with all of User's obligations under this User Agreement and will ensure that they receive appropriate training prior to any use or access to the Platform.

(b) <u>Monitoring</u>. NYSE may monitor the User's connection to and use of the Platform for compliance with all applicable laws, regulations, the Rules and this User Agreement. User shall monitor its employees, agents and customers for compliance with the Rules, the rules and regulations of any self-regulatory organizations of which User is a member, all other applicable regulations and all applicable federal and state laws.

(c) <u>Integrity of the Platform</u>. User shall not: (i) alter the information or data supplied to or received from the Platform in violation of the Rules, (ii) materially affect the integrity of the information or data supplied to or received from the Platform, or (iii) supply or render information or data to or from the Platform that is illegal, inaccurate, unfair, uninformative, fictitious, misleading or discriminatory. User shall not permit its employees, agents, or customers to interfere with or adversely affect the Platform or any connection to and use of the Platform by any other authorized individuals or entities.

(d) <u>Indemnity</u>. User shall indemnify, defend and hold NYSE and its affiliates, officers, directors, employees and agents harmless from and against all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries and deficiencies, including interest, penalties and attorneys' fees, (collectively, "Claims"), arising from or as a result of (i) User's breach of its obligations under this User Agreement; (ii) NYSE's use or disclosure of User's Information or information in accordance with Section 6(b) (except when used or disclosed for a non-regulatory purpose) or (iii) otherwise from User's connection to and use of the Platform (including connection and use by User's employees, customers and agents) or misuse of the information and data received during the term of this Agreement from the Platform, except in all cases (i)-(iii) to the extent the Claims arise from NYSE's gross negligence, willful misconduct, fraud, breach of this User Agreement or where the Rules provide for liability on the part of NYSE. NYSE may participate, at its own expense, in any defense and settlement directly or through counsel of their choice and User shall not, without the prior written consent of NYSE, enter into any settlement agreement: 1) on terms that would diminish the rights provided to NYSE or increase the obligations assumed by NYSE under this User Agreement, and 2) which does not include an unconditional release of NYSE by every claimant or plaintiff from all liability in respect to the claim, demand, expense, obligation, liability, damage, recovery or deficiency.

4. Change of the Platform

Nothing in this User Agreement constitutes an obligation by NYSE to continue or support any aspect of the Platform in its current form or previous forms. NYSE may from time to time make additions, deletions or modifications to the Platform. NYSE may temporarily or permanently, unilaterally condition, modify or terminate the right of any individuals or entities to access, receive or use the Platform in accordance with the Rules. Further, NYSE may temporarily or permanently terminate the right of any individuals or entities to access the Platform at any time.

5. Ownership

All patents, copyrights, trade secrets, trademarks and other property rights in or related to the Platform and the information and data made available through and/or generated as a result of the Platform (including compilation rights in information and data) are and will remain the exclusive property of NYSE or its licensors. User shall attribute the source as appropriate under all circumstances. For the avoidance of doubt, User retains ownership of all intellectual property rights in and related to its systems, User Data, name, trade name, trademarks and service marks.

6. **Information**

    (a) <u>Confidentiality</u>. Both parties acknowledge that: (i) the Platform and the information and data made available in the Platform (excluding User Data) incorporate confidential and proprietary information developed, acquired by or licensed to NYSE, including confidential information of NYSE or other entities, and (ii) each party may receive or have access to other proprietary or confidential information disclosed and marked as confidential by the disclosing party (the confidential and proprietary information in (i) and (ii), collectively, the "Information"). Except as set forth in this User Agreement, the receiving party shall use the disclosing party's Information solely to perform its obligations under this User Agreement. The receiving party shall take all precautions necessary to safeguard the confidentiality of the disclosing party's Information, including: (i) those taken by the receiving party to protect its own confidential information, and (ii) those which the disclosing party may reasonably request from time to time.

    (b) <u>Disclosure</u>. The receiving party shall not disclose, in whole or in part, the disclosing party's Information to any person, except as specifically authorized under this User Agreement. User shall not disclose any data or compilations of data made available to User by the Platform without the express, prior written authorization of NYSE or as specifically authorized under this User Agreement. User consents to NYSE disclosing Information: (i) in accordance with its regulatory obligations, and (ii) to ICE and any affiliates of ICE, subject to the restrictions set forth in this User Agreement. User specifically consents to the disclosure of its Information to the consolidated audit trail pursuant to SEC Rule 613(j)(2) and the Rules.

    (c) <u>Unauthorized Use or Disclosure</u>. The parties acknowledge that any unauthorized use or disclosure of the disclosing party's Information may cause irreparable damage to the disclosing party. If an unauthorized use or disclosure occurs, the receiving party shall immediately notify the disclosing party and take at its expense all steps necessary to recover the disclosing party's Information and to prevent its subsequent unauthorized use or dissemination, including availing itself of actions for seizure and injunctive relieve. If the receiving party fails to take these steps in a timely and adequate manner, the disclosing party may take them at the receiving party's expense, and the receiving party shall cooperate reasonably in the actions that the disclosing party may request.

    (d) <u>Limitation</u>. Unless otherwise required by law, regulation or the Rules, the receiving party has no confidentiality obligation with respect to any portion of the disclosing party's Information that: (i) the receiving party independently developed before receiving the Information from the disclosing party, (ii) the receiving party lawfully obtained from a third party under no obligation of confidentiality, (iii) is or becomes available to the public other than as a result of an act or omission of the receiving party or any of its employees or (iv) the receiving party is compelled to disclose pursuant to legal process provided by a court of competent jurisdiction or other governmental entity or regulatory or self-regulatory authority to whose jurisdiction the receiving party is subject.

    (e) <u>Non-attribution</u>. NYSE shall not disclose data that directly or indirectly identifies User except: i) when NYSE has received User's prior, written consent; ii) when allowed by the Rules (other than Rules for market data products) or required by law, regulation or government rule; iii) restricted access on a delayed, aggregated basis of an issuer's securities to employees of that issuer that are not trading and dealing personnel; or (iv) as part of post-trade information customarily provided to parties to a trade in equity options.

7. **Disclaimer of Warranty**

THE PLATFORM AND ANY CONNECTIVITY TO THE PLATFORM IS MADE AVAILABLE "AS IS" AND WITHOUT WARRANTY OF ANY KIND. ALL WARRANTIES, CONDITIONS, REPRESENTATIONS, INDEMNITIES AND GUARANTIES WITH RESPECT TO THE PLATFORM, ANY CONNECTIVITY TO THE PLATFORM AND ANY DATA, SOFTWARE OR INFORMATION MADE AVAILABLE IN THE PLATFORM OR THE CONNECTIVITY BY NYSE OR ITS LICENSORS, WHETHER EXPRESS, IMPLIED OR STATUTORY, ARISING BY LAW, CUSTOM, PRIOR ORAL OR WRITTEN STATEMENTS BY NYSE OR ITS AGENTS, AFFILIATES, LICENSORS OR OTHERWISE (INCLUDING ANY WARRANTY OF SATISFACTORY QUALITY, ACCURACY, UNINTERRUPTED USE, TIMELINESS, LATENCY, TRUTHFULNESS, SEQUENCE, COMPLETENESS, MERCHANTABILITY, FITNESS FOR PARTICULAR PURPOSE , NON-INFRINGEMENT OR THAT THE PLATFORM OR CONNECTIVITY IS FREE OF VIRUSES OR OTHER HARMFUL COMPONENTS AND ANY IMPLIED WARRANTIES ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE) ARE OVERRIDDEN, EXCLUDED AND DISCLAIMED TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW OR RULES.

8. No Liability for Trades

USER UNDERSTANDS THAT: (I) NYSE IS NOT DIRECTLY OR INDIRECTLY A PARTY TO OR A PARTICIPANT IN ANY TRADE OR TRANSACTION ENTERED INTO OR OTHERWISE CONDUCTED THROUGH THE PLATFORM, AND (II) NYSE IS NOT LIABLE IN ANY MANNER TO ANY PERSON (INCLUDING THE USER AND ANY PERSON FOR WHOM THE USER IS AUTHORIZED TO TRADE OR ACT) FOR THE FAILURE OF ANY PERSON ENTERING INTO A TRADE OR TRANSACTION BY MEANS OF THE PLATFORM TO PERFORM THIS PERSON'S SETTLEMENT OR OTHER OBLIGATIONS UNDER THE TRADE OR TRANSACTION. NYSE AND ITS AGENTS, AFFILIATES AND LICENSORS ARE NOT LIABLE FOR ANY LOSSES, DAMAGES OR OTHER CLAIMS, ARISING OUT OF THE PLATFORM, ANY CONNECTIVITY TO THE PLATFORM OR THE USE OF THE PLATFORM OR ANY CONNECTIVITY TO THE PLATFORM. USER SHALL ABSORB ANY LOSSES, DAMAGES OR OTHER CLAIMS, RELATED TO A FAILURE OF THE PLATFORM TO DELIVER, DISPLAY, TRANSMIT, EXECUTE, COMPARE, SUBMIT FOR CLEARANCE AND SETTLEMENT, OR OTHERWISE PROCESS AN ORDER, MESSAGE OR OTHER DATA ENTERED INTO, OR CREATED BY, THE PLATFORM EXCEPT AS PROVIDED BY THE RULES OR APPLICABLE LAW. IF THIS SECTION IS DEEMED TO CONFLICT WITH ANY OTHER SECTION OF THIS USER AGREEMENT, THIS SECTION SUPERCEDES THE OTHER SECTION.

9. No Consequential Damages

NYSE AND ITS AGENTS, AFFILIATES AND LICENSORS ARE NOT LIABLE FOR ANY LOSS, DAMAGES, CLAIM OR EXPENSE, INCLUDING ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORSEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR CONNECTION TO OR USE OF THE PLATFORM OR ANY CONNECTIVITY TO THE PLATFORM, INTERRUPTION IN USE OR AVAILABILITY OF THE PLATFORM OR ANY CONNECTIVITY TO THE PLATFORM, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF OR RESULTING FROM BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHER LEGAL OR EQUITABLE THEORY. THIS SECTION DOES NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW OR THE RULES SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION.

10. Term and Termination

This User Agreement is effective as of the Effective Date and remains in effect until terminated. NYSE may terminate this User Agreement, one or more Connectivity Questionnaires or one or more Session Request Forms immediately if: (i) User is in breach of this User Agreement for any reason, (ii) any representations made by User in connection with this User Agreement are or become false or misleading, (iii) NYSE determines that it is necessary to protect the Platform from abuse, degradation or material harm, (iv) NYSE determines that continued provision of access will contravene any local, state, federal or international law or regulation or (v) NYSE is notified that User is no longer a Permit Holder in good standing with NYSE or otherwise is no longer authorized to access the Platform. Either party may terminate this User Agreement, a Connectivity Questionnaire or a Session Request Form for convenience upon thirty (30) days' written notice to the other party. If User does not have at least one Connectivity Questionnaire and Session Request Form in effect, then this User Agreement automatically terminates. If this User Agreement terminates, all Connectivity Questionnaires and Session Request Forms automatically terminate. Upon the termination of this User Agreement, a Connectivity Questionnaire or a Session Request Form for any reason, all rights granted to User under this User Agreement (except for the perpetual license in Section 2(a)), the Connectivity Questionnaire or the Session Request Form, as relevant, cease. The provisions of Sections and subsections 3(d), 5, 6, 7, 8, 9, 10 and 13 survive the termination or expiration of this User Agreement for any reason. Termination of this User Agreement, a Connectivity Questionnaire or a Session Request Form does not relieve User of any obligations incurred through its connection to and use of the Platform.

11. Assignment

User shall not assign, delegate or otherwise transfer this User Agreement, a Connectivity Questionnaire or a Session Request Form or any of its rights or obligations under this User Agreement, a Connectivity Questionnaire or a Session Request Form without NYSE's prior approval. NYSE may, in accordance with the requirements of the Securities Exchange Act of 1934, assign or transfer this User Agreement, Connectivity Questionnaires and Session Request Forms, or any of its rights or obligations under this User Agreement, Connectivity Questionnaires or Session Request Forms to an affiliate, successor or acquiring entity upon notice to User. Any purported assignment or delegation in violation of this Section 11 is null and void.

12. Force Majeure

Without prejudice to any of NYSE's rights under the Rules, neither party is liable nor will be deemed in default for any failure or delay in its performance under this User Agreement (other than User's payment obligations) to the extent due to a cause or causes beyond its control, including acts of God or public enemy, war, terrorist act, insurrection or riot, fire, flood, explosion, earthquake, unusually severe weather, labor dispute, national emergency, or act or omission of any governing authority or agency of a governing authority.

13. Miscellaneous

(a) Except as set forth in subsections 13(i) and (j), this User Agreement can only be amended by a written instrument signed by both parties. An obligation under this User Agreement can only be waived by a written instrument signed by the party waiving the obligation. The failure of NYSE at any time to enforce any provision of this User Agreement does not affect its right thereafter to require complete performance by User. This User Agreement binds each party's respective successors and permitted assigns. This User Agreement, together with all Connectivity Questionnaires, all Session Request Forms and the Rules, constitute the entire agreement between the parties with respect to connection to and use of the Platform; to the extent that there is a conflict, the following order of precedence applies: i) Rules filed with the SEC; ii) this User Agreement; iii) Connectivity Questionnaires and Session Request Forms; and iv) Rules not filed with the SEC. This User Agreement replaces prior user agreements related to User's use of the Platform, but for the avoidance of doubt does not replace, expand or limit any rights of either party under any vendor or subscriber market data agreement.

(b) This User Agreement is governed by and shall be construed under the laws of the State of New York, without giving effect to any laws, rules or provisions that would cause the application of laws of any jurisdiction other than those of the State of New York.

(c) The parties shall submit all controversies or claims arising out of or relating to this User Agreement, or to its breach or alleged breach, to arbitration in New York, New York administered by the American Arbitration Association in accordance with its Commercial Arbitration Rules. This requirement for arbitration does not prevent either party in accordance with subsection 6(c) from seeking interim injunctive relief in any court of competent jurisdiction in New York, New York. Judgment on the award rendered by the arbitrator(s) may be rendered by a state or federal court sitting in New York, New York, and each party submits to the personal jurisdiction of these courts for the purpose of entering any such judgment. The parties acknowledge that this User Agreement evidences a transaction involving interstate commerce, and that the United States Arbitration Act governs the interpretation and enforcement of this arbitration clause and any proceedings brought pursuant to it. The arbitrator(s), however, shall have no authority to award punitive or other damages, other than interest and fees as may be permitted by this User Agreement, not measured by the prevailing party's actual damages, and no authority to order the arbitration to proceed on behalf of a class or on behalf of any other person not a signatory to this User Agreement. The arbitrator(s) may grant injunctive and other equitable relief, but in granting any relief of any kind the arbitrator(s) may not modify or disregard the terms of this User Agreement. Neither party may bring an action arising out of this User Agreement or any breach or claimed breach of this User Agreement more than one (1) year after the cause of action arose.

(d) If any provision of this User Agreement is held to be unenforceable, in whole or in part, that holding will not affect the validity of the other provisions of this User Agreement.

(e) Headings in this User Agreement are for convenience only and do not form a part of this User Agreement and do not in any way modify, interpret or construe the intentions of the parties.

(f) Nothing contained in this User Agreement will be construed as creating a partnership, joint venture or other contractual relationship between the parties.

(g) Except as otherwise provided in this User Agreement, all notices to the parties must be sent by: (i) courier, (ii) certified mail, postage prepaid and return receipt requested, (iii) e-mail with e-mail acknowledgement of receipt or (iv) in the case of a proposed amendment, circular issued to Users generally. All notices must be sent to the notice address listed on the last page of this User Agreement. Either party may change its designated notice recipient by notice to the other party.

(h) Except for NYSE's affiliates, there are no third party beneficiaries to this User Agreement.

(i) NYSE may, in its sole discretion, immediately amend any provision of this User Agreement, any Connectivity Questionnaire and any Session Request Form by notice to the User, where failure to do so will or would be likely to give rise to a breach of the rules or regulations of an applicable regulatory authority by NYSE. The User expressly agrees that this provision is a condition of this User Agreement and is necessary to ensure that regulatory compliance is maintained by NYSE at all times.

(j) NYSE may further amend the provisions of this User Agreement on one hundred and twenty (120) days' written notice to the User. User may object in writing to the proposed amendment by providing written notice to NYSE, provided that the response must state in reasonable detail the basis of the objection. The response must be received no later than sixty (60) days after the date that NYSE distributed the proposed amendment. NYSE shall use commercially reasonable efforts to respond to User's timely objection in writing within thirty (30) days of receipt and will use commercially reasonable efforts thereafter to meet with the objecting User (in person or by phone) to discuss in good faith any potential resolution. Otherwise, any use by User of the Platform after the expiration of the one hundred and twenty (120) day notice period is deemed acceptance by User of the amendment. NYSE may amend the Connectivity Questionnaire and Session Request Form effective immediately upon posting to www.nyse.com. User may not alter any terms and conditions of this User Agreement, and no modification to this User Agreement proposed by User will be binding, unless in writing and manually signed by an authorized representative of each party.

(k) No remedy conferred by any of the provisions of this User Agreement is intended to be exclusive of any other remedy including any remedy or rights under the Rules, except as expressly provided in this User Agreement, and each and every remedy is cumulative and in addition to every other remedy given under this User Agreement or now or later existing in law or in equity or by statute or otherwise.

(l) It is not the responsibility of NYSE to inform Users of regulatory requirements including all regulatory, audit trail, record keeping and record retention requirements to which they may be subject (in any jurisdiction). The User assumes all responsibility for keeping itself fully informed of all Rules, rules, requirements, policies and laws.

(m) Notwithstanding any other provision in this User Agreement, User acknowledges and agrees that confidential information and services (including any software, data or related materials provided by NYSE to User in connection with this User Agreement) may not be disclosed to any person or entity targeted by any of the economic sanctions of the United States administered by the United States Treasury Department's Office of Foreign Assets Control ("OFAC"), or any person in any country targeted by OFAC sanctions, or used, in whole or in part, in any way that reasonably could be expected to cause a violation by NYSE or an affiliate of NYSE of OFAC sanctions or restrictions on the export, re-export, sale or transfer of goods and technology administered by the United States Department of State or United States Department of Commerce.

The parties have executed this User Agreement by their duly authorized representatives.

Accepted on behalf of User:

_____
(Company Name)

By (Signature): _____

Name: _____

Title: _____

Date: _____

With Notices To:

User Name: _____

Contact Name: _____

Address: _____

City, State, Zip: _____

Email: _____

Accepted on behalf of NYSE:

Entity: _____

By (Signature): _____

Name: _____

Title: _____

Date: _____

NYSE

Attention: Client Relationship Services

353 N. Clark Street, 31st Floor

Chicago, IL 60654

crs@nyse.com

NYSE Master User Agreement

Additional Platform Agreement

Several NYSE Entities operate markets for options and equities (each, a "Platform"). User, as identified below, has already entered into a Master User Agreement with at least one NYSE Entity. User would now like to enter into a User Agreement with the NYSE Entity(ies) indicated below for access to the additional Platform(s) selected below. Any User Agreement entered into by means of this Additional Platform Agreement form is a separate User Agreement and incorporates all the terms and conditions of the NYSE Master User Agreement, located at www.nyse.com, as amended from time to time in accordance with the terms of the Master User Agreement.

Platform:	**NYSE Entity(ies)**
☐ NYSE Arca Equities	NYSE Arca, LLC
☐ New York Stock Exchange	New York Stock Exchange LLC
☐ NYSE American	NYSE American LLC
☐ NYSE National	NYSE National, Inc.
☐ NYSE Chicago	NYSE Chicago, Inc.
☐ NYSE American Options	NYSE Amex Options LLC
☐ NYSE Arca Options	NYSE Arca, Inc.

Name of Applicant Broker-Dealer: _____ CRD #: _____

Business Address: _____

City: _____ State: _____ Zip Code: _____

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Sole Proprietor

Contact Name: _____ Title" _____

Phone: _____ Email: _____

The parties have executed this User Agreement by their duly authorized representatives.

Accepted on behalf of User: | **Accepted on behalf of NYSE:**

_____ | _____
(Company Name) | (Entity)

By (Signature): _____ | By (Signature): _____

Name: _____ | Name: _____

Title: _____ | Title: _____

Email: _____ | Email: crs@nyse.com

Date: _____ | Date: _____

NYSE Chicago, Inc.

Trading Permit Application and Contracts

APPLICATION PROCESS

Eligibility
Each Participant Firm must hold a valid Trading Permit to transact business on the Exchange. A Trading Permit may be issued to a sole proprietor, partnership, corporation, limited liability company or other organization which is a registered broker or dealer pursuant to Section 15 of the Exchange Act. Any Person may become a Person Associated with a Trading Permit holder.

Checklist
Applicant must complete and submit all applicable materials addressed in the Application Checklist (page 2) to crs@nyse.com.

Note: All application materials sent to NYSE Chicago will be reviewed by NYSE Chicago's Client Relationship Services ("CRS") Department for completeness. All applications are deemed confidential and are handled in a secure environment. CRS may request Applicant to submit documentation in addition to what is listed in the Application Checklist during the application review process, pursuant to Article 3, Rule 1 of the Rules of the Chicago Stock Exchange, Inc. ("NYSE Chicago Rules"). If you have questions on completing the application, you may direct them to: Client Relationship Services: Email: crs@nyse.com or (212) 896-2830.

Application Process
- Following submission of the Trading Permit Application and Contracts, Application Fee, and supporting documents to the Exchange, the application will be reviewed for accuracy and regulatory or other disclosures.

- If review of Statutory Disqualification Disclosure information and/or a background investigation indicates that a person associated with the Applicant has a possible statutory disqualification, the Exchange will contact the representative of the Applicant to discuss the statutory disqualification process.

- If it appears that the Applicant has outstanding debt, civil judgment actions and/or regulatory disciplinary actions, the Applicant will be contacted by the Exchange for further information.

- Applicants who have completed and returned all documents without indication of a statutory disqualification, outstanding debt, civil judgment actions and/or regulatory disciplinary actions will be presented for approval or disapproval without delay.

- The Exchange will promptly notify the Applicant, in writing, of its membership decision.

- Applicant will be subject to disciplinary action if false or misleading answers are given in the Application for Equity Trading Permit.

- The Exchange does not accept fingerprint cards. Fingerprint cards must be submitted directly to FINRA within thirty (30) days of filing the Form U4. The fingerprint cards must be cleared by the FBI for individuals who seek to register with the Exchange or be approved by the Exchange. Firms may request FINRA-approved fingerprint cards through the Gateway Call Center at: (301) 590-6500. Fingerprint cards should be sent directly to:

  ○ For Regular U.S. Mail: FINRA, Registration and Disclosure Department, P.O. Box 9495, Gaithersburg, MD 20898-9495. P.O. Boxes will not accept courier or overnight deliveries.

  ○ For Express/Overnight Mail Delivery: FINRA, Registration and Disclosure Department, 9509 Key West Avenue, Rockville, MD 20850. If a phone number is required for the recipient, provide: (301) 590-6500.

  Your firm should receive the FBI search results in the "Fingerprint Status Received from FBI Notice Queue" within three business days after the card is sent to the FBI. Additional information regarding the submission of fingerprints to Web CRD may be obtained on the FINRA Web site: https://firms.finra.org/webcrd.

In the event an Applicant is disapproved by the Exchange, the Applicant has an opportunity to be heard upon the specific grounds for the disapproval, in accordance with the provisions of NYSE Chicago Article 3, Rule 3. A disapproved Applicant desiring to be heard must, within thirty (30) calendar days of the date upon which the Exchange's decision was provided to the applicant, file a petition in accordance with the provisions of NYSE Chicago Article 15.

APPLICATION CHECKLIST

DOCUMENTATION CHECKLIST FOR NYSE CHICAGO APPLICANTS

❑ $2000 Application Fee. Please wire to:

> J.P. MORGAN CHASE BANK N.A.
>
> ABA/FEDWIRE - 021000021
>
> Account Number - 955272856
>
> 270 Park Avenue,
>
> New York, NY, 10017-2070

❑ Application for Equity Trading Permit

- o Sections 1-8 are MANDATORY for all Applicants
- o Section 9 if Applicant is not self-clearing

❑ Signed Master User Agreement https://www.nyse.com/publicdocs/nyse/markets/nyse/NYSE_Master_User_Agreement.pdf

❑ Form BD, including Schedules & Disclosure Reporting pages must be up to date and accurate on FINRA's WebCRD®

❑ A Form U-4 and Fingerprint cards for the following individuals needs to be submitted directly to FINRA, if not currently available on Web CRD®

- o Principals
- o All Representatives

❑ Financial Documentation

- o Four (4) Most Recent FOCUS Reports and the Most Recent Audited Financial Statements, if applicable
- o Most Recent Balance Sheet and Statement of Financial Condition
- o Six Month Profit/Loss Projection

❑ All examination reports and corresponding responses from the Applicant for the last two exam reports

❑ Organizational Documents: Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company agreements; Operating Agreement; or similar documentation

❑ Copy of Written Supervisory Procedures, Anti-Money Laundering Procedures, and Insider Trading Act Procedures (if separate)

DOCUMENTATION CHECKLIST FOR NYSE CHICAGO INSTITUTIONAL BROKER APPLICANTS

❑ All requirements for Applicants listed above, including ticking of the Institutional Broker tick-box on page 4 of this application

Registered Trader Application for each IBR Applicant:
https://www.nyse.com/publicdocs/nyse/NYSE_Chicago_Registered_Trader_Application.pdf

---

DOCUMENTATION CHECKLIST FOR NYSE CHICAGO MARKET MAKER APPLICANTS

❑ All requirements for Applicants listed above, including ticking of the Market Maker tick-box on page 4 of this application

Registered Trader Application for each MMAT Applicant:
https://www.nyse.com/publicdocs/nyse/NYSE_Chicago_Registered_Trader_Application.pdf

EXPLANATION OF TERMS

For purposes of this <u>Trading Permit Application and Contracts</u> ("Application"), the following terms shall have the following meanings:

Applicant – is the Broker-Dealer organization applying for a Trading Permit or amending this Application.

Person - an individual person or a corporation, partnership, limited liability entity or any other type of business organization.

Participant - any Participant Firm that holds a valid Trading Permit and any person associated with a Participant Firm who is registered with the Exchange under Articles 16 and 17 as a Market Maker Authorized Trader or Institutional Broker Representative, respectively. A Participant shall be considered a "member" of the Exchange for purposes of the Exchange Act. If a Participant is not a natural person, the Participant may also be referred to as a "Participant Firm," but unless the context requires otherwise, the term Participant shall refer to an individual Participant and/or a Participant Firm.

Clearing Participant - means a Participant which has been admitted to membership in a Qualified Clearing Agency pursuant to the provisions of the Rules of the Qualified Clearing Agency.

Central Registration Depository System ("Web CRD®") – a centralized electronic registration system maintained by FINRA which provides information on registered representatives and principals for members of participant organizations. This database contains employment history, exam scores, licensing information, disciplinary actions, fingerprint results, and other related registration information. NYSE Chicago, Inc. is a participant of this system.

Institutional Broker – a member of the Exchange who is registered as an Institutional Broker pursuant to the provisions of Article 17 of NYSE Chicago Rules and has satisfied all Exchange requirements to operate as an Institutional Broker on the Exchange.

Institutional Broker Representative ("IBR") – an individual person affiliated with an Institutional Broker who is authorized to accept orders, enter bids and offers and execute transactions on behalf of an Institutional Broker and who has registered with the Exchange as an IBR as provided in Article 6 of NYSE Chicago Rules.

Market Maker – a Participant that is registered as a Market Maker pursuant to NYSE Chicago Article 16, Rule 1.

Market Maker Authorized Trader ("MMAT") – an individual trader authorized to enter bids and offers and execute transactions on behalf of a Market Maker. An MMAT must be registered with the Exchange pursuant to NYSE Chicago Article 6 and NYSE Chicago Article 16, Rule 3.

NYSE Chicago (or the "Exchange") - NYSE Chicago, Inc., a Self-Regulatory Organization per the provisions of the Securities Exchange Act of 1934, as amended ("Exchange Act").

Self-Regulatory Organization ("SRO") - as set forth in the provisions of the Exchange Act relating to national securities exchanges.

SECTION 1 – ORGANIZATIONAL PROFILE

Date: _____ SEC #: _____ CRD #: _____

LEI #: _____ MPID: _____

GENERAL INFORMATION

Name of Applicant: _____

Business Address: _____

City: _____ State: _____ Zip Code: _____

Business Phone: _____ Website: _____

Contact Name: _____ Title: _____

Phone: _____ Email: _____

TYPE OF ORGANIZATION

☐ Corporation   ☐ Limited Liability Company   ☐ Partnership   ☐ Sole Proprietor

TYPE OF BUSINESS TO BE CONDUCTED WITH TRADING PERMIT (Check all that apply)

☐ Public Customer Business   ☐ Clearing Services

☐ Order Sending   ☐ Institutional Broker*

☐ Market Maker*   ☐ Other _____

*Please also complete the Registered Trader Application

OTHER SELF-REGULATORY ORGANIZATION MEMBERSHIPS (Check all that apply)

☐ Cboe BZX US Equities Exchange BATS (BZX)   ☐ Cboe BYX US Equities Exchange (BYX)

☐ Cboe EDGA US Equities Exchange (EDGA)   ☐ Cboe EDGX US Equities Exchange (EDGX)

☐ Chicago Board Options Exchange (CBOE)   ☐ International Securities Exchange (ISE)

☐ Financial Industry Regulatory Authority, Inc. (FINRA)   ☐ Investors Exchange (IEX)

☐ NASDAQ OMX BX (BX)   ☐ NASDAQ

☐ NASDAQ OMX PHLX (PHLX)   ☐ NYSE National (NAT)

☐ New York Stock Exchange (NYSE)   ☐ NYSE American (AMER)

☐ NYSE Arca (ARCA)

APPLICANT'S DESIGNATED EXAMINING AUTHORITY ("DEA")

DEA: _____   ☐ Applicant intends NYSE Chicago to be their DEA

SECTION 2 - MEMBERSHIP AGREEMENT

By executing Application, the Applicant agrees as follows:

(1) To abide by, comply with, and adhere to the provisions of the Exchange's certificate of incorporation, its By-Laws, the NYSE Chicago Rules, the policies, interpretations and guidelines of the Exchange and all orders and decisions of the Exchange's board of directors and penalties imposed by the board of directors, and any duly authorized committee (such agreement is not to be construed as a waiver by the undersigned of any right to appeal provided in the Exchange Act);

(2) To pay such dues, fees, assessments, and other charges in the manner and amount as shall from time to time be fixed by the Exchange;

(3) The Exchange and its officers, employees and members of its board of directors and of any Exchange committee shall not be liable, except for willful malfeasance, to the Applicant or to any other person, for any action taken by such director, officer or member in his official capacity, or by any employee of the Exchange while acting within the scope of his employment, in connection with the administration or enforcement of any of the provisions of the Exchange's By-Laws, the NYSE Chicago Rules, policies, interpretations or guidelines of the Exchange or any penalty imposed by the Exchange, its board of directors or any duly authorized committee;

(4) To maintain and make available to the Exchange, its authorized employees and its board of directors or committee members such books and records as may be required to be maintained by the Securities and Exchange Commission or NYSE Chicago Rules; and

(5) To provide such other reasonable information with respect to the Applicant as the Exchange may require.

Applicant acknowledges its obligation to update any and all information contained in any part of this application, including termination of membership with another SRO, which may cause a change in the Applicant's DEA. It is understood that in that event, additional information may be required by NYSE Chicago.

_____
Applicant Firm

_____   _____
Signature of Authorized Officer, Partner, Managing Member,   Date
or Sole Proprietor

_____   _____
Print Name of Authorized Officer, Partner, Managing   Title
Member, or Sole Proprietor

SECTION 3 - CERTIFIED RESOLUTION

I hereby certify that I am the Corporate Secretary, Managing Partner, or Managing Member of this Applicant Firm, duly

organized under the laws of the State of _____,

and that following is a true and correct copy of a resolution duly adopted by the Board of Directors, Partners, or Members

of said Firm at a meeting duly held on the _____ day of _____, 20_____,

and that said resolution has not been amended, modified or rescinded.

RESOLVED, that this Firm is hereby authorized to register as a participant on the NYSE Chicago, Inc. and the below

name is authorized on behalf of this Firm to execute and deliver all instruments and agreements required by the

Exchange in order for this Firm to be a participant organization

_____

Applicant Firm

_____

Signature of Authorized Officer, Partner, Managing Member,   Date
or Sole Proprietor

_____

Print Name of Authorized Officer, Partner, Managing   Title
Member, or Sole Proprietor

SECTION 4 – FINANCIAL DISCLOSURE

FINANCIAL STATEMENT

☐   Copies of the required financial items as noted on the checklist including: the four (4) most recent FOCUS Reports[1] and most recent Audited Financial Statements, and all examination reports and corresponding responses.

SOURCE OF CAPITAL

Explain the source of Applicant's capital

_____

PROPRIETARY ACCOUNTS OF INTRODUCING BROKER-DEALERS (PAIB)

Do you hold a Proprietary Account as an Introducing Broker-Dealer (PAIB)   ☐ Yes   ☐ No

*If Yes: An introducing Broker-Dealer must notify its DEA in writing when it has entered into a PAIB Agreement with a clearing Broker-Dealer regarding the net capital treatment of assets held in proprietary accounts. Assets (cash and securities) held in trading accounts without a PAIB Agreement are considered to be non-allowable in the computation of net capital under SEC Rule 15c3-1. If NYSE Chicago will be your DEA, please enclose a copy of all PAIB Agreements you have entered into with a clearing broker-dealer.

SUBORDINATED LOANS

Have any subordinated loans been made to Applicant?   ☐ Yes (Explain below)   ☐ No

_____

_____

FINANCIAL OR CONTROLLING INTERESTS

Does the Applicant have a financial or controlling (as defined in Form-BD) interest (through direct or indirect stock or bond ownership, through outstanding loans, or otherwise) in any organization engaged in a securities, financial or related business?

☐ Yes (Explain below)   ☐ No

_____

_____

FINANCIAL ARRANGEMENT

Does the Applicant have a financial arrangement with any other Broker-Dealer?

☐ Yes (Explain below)   ☐ No

Type of Arrangement: ☐ Direct Equity Investment   ☐ Any consideration over $5,000
   ☐ Profit Sharing   ☐ Direct Financing
   ☐ Other _____

Terms of Arrangement (include the names of all participants in the arrangement, and the nature and terms of the arrangement):

_____

_____

OUTSTANDING DEBT (Check all that apply)

Does the Applicant owe money to any of the following?

☐ Any NYSE Chicago Participant Firm

☐ Any other national securities or commodities exchange or national securities association

☐ Any member of any other national securities or commodities exchange or national securities association

Explain to whom the money is owed and the dollar amount. Attach a copy of arrangements made for repayment of this debt and evidence of an agreement of repayment. _____

☐ No, the Applicant Broker-Dealer does not owe money to any of the above referenced persons or entities.

---

[1] Applicant Broker-Dealers that do not have the requested financial information available are required to submit Pro Forma Financial statements for the most recent six (6) months or since inception, whichever is less.

SECTION 5 - INDIVIDUAL REGISTRATION

Pursuant to NYSE Chicago Article 6, Rule 2 a Participant Firm shall register with the Exchange as a Principal any Person who meets the definition of a "Principal" as described in NYSE Chicago Article 6. A "Principal" includes any individual responsible for supervising the activities of the Participant Firm's Authorized Traders, the Financial Operations ("FINOP"), any individual designated as a Chief Compliance Officer ("CCO"), and any other individual identified under NYSE Chicago Article 6, as may be amended from time to time.

Each of these Principals must be registered as such through the FINRA Central Registration Depository ("CRD"), and must pass the General Securities Principal (Series 24) Examination or the Financial and Operations Principal (Series 27) Examination. The Exchange will accept the New York Stock Exchange ("NYSE") Compliance Official Examination (Series 14) as an alternative qualification to the Series 24 for a Principal identified as the CCO, subject to the requirements of NYSE Chicago Article 6, Rule 3.

Additionally, pursuant to NYSE Chicago Article 6, Rule 2 each Participant Firm, other than a proprietary trading firm with 25 or fewer Representatives, is required to register at least two Principals with the Exchange.

Please identify Applicant's designated principals below

Designated Series 24 Licensed Principal

Name: _____ CRD#: _____

Phone: _____

Email: _____

Designated Series 24 Licensed Principal

Name: _____ CRD#: _____

Phone: _____

Email: _____

Designated Principal Financial Officer (Series 27 or Series 28)

Name: _____ CRD#: _____

Phone: _____

Email: _____

Designated Principal Operations Officer (Series 27 or Series 28)

Name: _____ CRD#: _____

Phone: _____

Email: _____

Chief Compliance Officer (Series 24 or Series 14)

Name: _____ CRD#: _____

Phone: _____

Email: _____

SECTION 6 - KEY PERSONNEL

Please also identify the key personnel who hold the below positions (or the individual whose responsibilities are the functional equivalent of such position, regardless of actual titles used by the Applicant Firm) and who will want to receive communications pertaining to our equities markets.

Chief Executive Officer ("CEO")

Name: _____ CRD#: _____

Phone: _____

Email: _____

Chief Financial Officer ("CFO")

Name: _____ CRD#: _____

Phone: _____

Email: _____

Chief Operations Officer ("COO")

Name: _____ CRD#: _____

Phone: _____

Email: _____

Head of Clearing

Name: _____ CRD#: _____

Phone: _____

Email: _____

Head of Trading

Name: _____ CRD#: _____

Phone: _____

Email: _____

VOTING DESIGNEE

Name of Voting Designee as provided in NYSE Chicago Article 3, Rule 14(a) and (b). Include sample signature.

Note: The Voting Designee must be a general partner, managing member or principal officer of the firm.

Name: _____ Title: _____

Email: _____ CRD#: _____

Signature: _____

SECTION 7 – SUPERVISION

Each Participant Firm must designate a principal executive officer, general partner or managing partner to hold overall authority and responsibility for the firm's internal supervision and compliance with securities laws and regulations per NYSE Chicago Article 6, Rule 5(b). Applicants must provide a copy of their Written Supervisory Procedures ("WSP") with their Application.

Name and Title of Person responsible for maintaining WSPs: _____

NYSE Chicago Article 6, Rule 5 requires the following (capitalized terms are used as defined in the NYSE Chicago Rules):

- Adherence to Law – No Participant shall engage in conduct in violation of the Securities Exchange Act of 1934, as amended, rules or regulations thereunder, the Bylaws or the Rules of the Exchange, or any written interpretation thereof. Every Participant is responsible for reasonably supervising its associated persons to prevent such violations.

- Supervisory System – Each Participant Firm must designate a principal executive officer, general partner or managing partner to hold overall authority and responsibility for the firm's internal supervision and compliance with securities laws and regulations. This designated supervisor may formally delegate his or her supervisory duties and authority to other persons within the firm. Participants must maintain, for a period of not less than six years (the first two years in an easily accessible place), records of the names of all persons who are designated as supervisory personnel and the dates for which those designations are effective. In the absence of such designation by a Participant Firm, the Firm's General Partner(s), President, Chief Executive Officer or other principal executive officer shall be deemed to be responsible for a Firm's internal supervision and compliance function. In addition, each Participant Firm shall designate and specifically identify to the Exchange on Schedule A of Form BD one or more principals to serve as a Chief Compliance Officer.

- Written Procedures – Each Participant Firm shall establish, maintain and enforce written procedures to supervise the types of business in which it engages and to supervise the activities of registered and associated persons. Such written procedures must be reasonably designed to achieve compliance with applicable securities laws and regulations, and with the applicable rules of the Exchange.

  The Participant Firm's written supervisory procedures shall set forth the supervisory system established by the Participant Firm; the titles, registration status and locations of the required supervisory personnel; and the responsibilities of each supervisor as they relate to the types of business engaged in, applicable securities laws and the rules of the Exchange.

  A copy of a Participant Firm's written supervisory procedures, or the relevant portions thereof, shall be maintained at each location where supervisory activities are conducted on behalf of the firm. Each Participant Firm shall periodically review and amend its written supervisory procedures as appropriate within a reasonable time, including but not limited to, updates required by changes in applicable securities laws and regulations, including the rules of the Exchange, and as changes occur in the supervisory system. Each Participant Firm shall be responsible for communicating these amendments within its organization.

  Each Participant Firm shall maintain records evidencing actual review of transactions, systems, programs or other activities by the designated supervisory personnel pursuant the written supervisory procedures.

ALL PARTICIPANT FIRMS MUST KEEP ABREAST OF CHANGES IN LAWS, RULES AND REGULATIONS, MARKET PRACTICES AND INDICATED PATTERNS OF NON-COMPLIANCE AND MUST MODIFY THEIR SUPERVISORY PROCEDURES AND SYSTEMS AS NECESSARY.

SECTION 8 – STATUTORY DISQUALIFICATION DISCLOSURE

Pursuant to the Exchange Act, the Exchange may deny (or may condition) trading privileges or may bar a natural person from becoming associated (or may condition an association) with a Participant Firm for the same reasons that the Securities and Exchange Commission may deny or revoke a broker-dealer registration under the Exchange Act. The Exchange Act provides for Statutory Disqualification if a person has:

- Been expelled, barred or suspended from membership in or being associated with an member of a self-regulatory organization;
- Had broker, dealer or similar privileges denied or suspended or caused such denial or suspension of another;
- Violated any provision of the Exchange Act; or
- Been convicted of a theft or securities related misdemeanor or any felony within ten (10) years of the date of applying for membership status or becoming an Associated Person.

☐   Check here if you DO NOT have person(s) associated with the Applicant who is or may be subject to Statutory Disqualification.

☐   Check here if you DO have person(s) associated with the Applicant who is or may be subject to Statutory Disqualification.*

Please identify any such person(s) associated with the Applicant who is or may be subject to Statutory Disqualification. Additionally, identify any such person(s) who are associated with the Applicant and who have been approved for association or continued association by another SRO due to a Statutory Disqualification.

* Attach a sheet identifying any such person(s), including the following information:
1. Name of the person(s).
2. Copies of documents relating to the Statutory Disqualification.
3. Description of each such person's duties (for non-registered individuals, this should include a statement indicating if the position allows access to books, records, funds or securities).
4. Explanation of action taken or approval given by any other SRO regarding each person.

On behalf of _____ (Applicant), I hereby attest and affirm that I have read and understand the above and the attached information, and that the answers and the information provided (including copies of any documents) are true and complete to the best of my knowledge. I acknowledge that NYSE Chicago shall rely on the information provided pursuant to this Application in order to preliminarily approve or deny Applicant's application for trading privileges, but that NYSE Chicago will also perform a complete background check of Applicant, and such trading privileges may be immediately revoked by NYSE Chicago depending on the results of such background check. I understand that Applicant will be subject to a disciplinary action if false or misleading answers are given pursuant to this Application. I also acknowledge the obligation of Applicant to submit to NYSE Chicago any amendment to any document submitted as part of its application, including but not limited to this Application, within ten (10) business days of such amendment or change.

_____   _____
Signature of Authorized Officer, Partner, Managing Member, or Sole Proprietor   Date

_____   _____
Print Name of Authorized Officer, Partner, Managing Member, or Sole Proprietor   Title

SECTION 9 – CLEARING LETTER OF CONSENT
Notice of Consent – To be completed by Clearing Participant Firm of Applicant Broker-Dealer

The undersigned hereby represents the clearing agency named below, a member of the National Securities Clearing Corporation ("NSCC"), and an approved Clearing Participant Firm of NYSE Chicago, Inc.

The undersigned Clearing Participant Firm hereby agrees to accept full financial responsibility for all transactions effected through and carried in all accounts held by the following Applicant with the clearing agency:

_____   _____
Applicant   CRD# and/or SEC File#

This section shall be deemed a letter of guarantee, letter of authorization, or notice of consent pursuant to NYSE Chicago Rules and may be relied upon by NYSE Chicago, Inc., the NSCC, and their respective members. This Letter of Consent shall be subject to NYSE Chicago Rules, as amended from time to time, and shall remain in effect until revoked in writing by the Clearing Participant Firm.

_____
Clearing Participant Firm (Broker-Dealer Name)

_____
Clearing Participant Firm (NSCC Clearing #)

_____   _____
Signature of Authorized Officer, Partner or   Signature of Authorized Officer, Partner or
Managing Member of Clearing Participant Firm   Managing Member, or Sole Proprietor of Participant Firm

_____   _____
Print Name / Title   Print Name / Title

_____   _____
Date   Date

NYSE Chicago, Inc.

___

DEA Application Requirements

SECTION 10- DESIGNATED EXAMINING AUTHORITY (DEA) REQUIREMENTS
ITSFEA COMPLIANCE ACKNOWLEDGEMENT

This form should be completed by a Director, Officer, General Partner or Individual responsible for ensuring that the Broker-Dealer's ITSFEA Compliance Procedures are followed. In the future, this certification must be completed and filed with NYSE Chicago along with the Broker-Dealer's year-end FOCUS Report (Form X-17A-5).

Broker-Dealer: _____

SEC #. _____

The undersigned states and certifies as follows:

It is understood that should any Director, Officer, General Partner or Associated Person (as defined in NYSE Chicago Article 1, Rule 1) of the Broker-Dealer acquire material, non-public information concerning a corporation whose securities are publicly traded, it may be a violation of NYSE Chicago Rules and Federal securities laws to misuse such information or trade any securities issued by the corporation, or any options or other derivative securities based thereon, while such information remains non-public.

It is further understood that should any Director, Officer, General Partner or Associated Person of the Broker-Dealer obtain material, non-public information concerning the market in a security or group of securities, it may be a violation of NYSE Chicago Rules and Federal securities laws to make improper use of such information in connection with trading in the security, group of securities or any option or other derivative based thereon.

It is also understood that it may be a violation of NYSE Chicago Rules and Federal securities laws to disclose to any other person or entity any non-public, material corporate or market information that may be acquired regarding a publicly traded security or group of securities.

Additionally, the Broker-Dealer represents that it has established written procedures reasonably designed to prevent misuse of material non-public information by the Broker-Dealer or by any of the Broker-Dealer's Directors, Officers, General Partners or Associated Persons, taking into consideration the nature of the Broker-Dealer's business.

The individual(s) responsible for overseeing and supervising the specific element of the member firm or organization's ITSFEA Compliance procedures has reviewed (or supervised the review of) the Broker-Dealer's proprietary, error account(s), and any outside brokerage securities accounts of Directors, Officers, General Partners, and Associated Persons with the Broker-Dealer, in accordance with the specific provisions (including timing and type of review) detailed in and required by the firm's written ITSFEA compliance procedures.

Based upon the assessment of the adequacy of those procedures and of the authority and diligence of the person(s) carrying out those procedures (except as to any securities transactions involving the possible misuse of non-public information which already have been reported to NYSE Chicago), there is no reasonable cause to believe that any Director, Officer, General Partner, or Associated Persons of the Broker-Dealer has misused, made improper use of, or disclosed material non-public information, or may otherwise be in violation of NYSE Chicago or Federal securities laws.

Accepted on behalf of Participant Firm:

_____   _____
Signature of Authorized Officer, Partner, Managing Member, or Sole Proprietor   Date

_____   _____
Print Name of Authorized Officer, Partner, Managing Member, or Sole Proprietor   Title

SECTION 10- DESIGNATED EXAMINING AUTHORITY (DEA) REQUIREMENTS - CONTINUED

Withdrawal of Capital - The partnership articles or organizational documents of each Participant Firm for which this Exchange is the Designated Examining Authority shall contain provisions that without prior written approval of the Exchange the capital contribution of any person may not be withdrawn on less than six months' written notice of withdrawal given no sooner than six months after such contribution was first made. Each Participant Firm shall promptly notify the Exchange of the receipt of any notice of withdrawal of any part of a person's capital contribution or if any withdrawal is not made because prohibited under the provisions of Commission Rule 15c3-1 (see 15c3-1(e)).

Please Note: Pursuant to NYSE Chicago Article 3, Rule 11, no Participant Firm for which this Exchange is the Designated Examining Authority and no officer, director or principal stockholder of such a Participant Firm shall, without the prior consent of the Exchange, sell, assign, transfer, pledge or hypothecate equity securities of the Participant Firm except to an officer, director or principal stockholder thereof; provided, however that such consent need not be obtained for any such transaction by an officer, director or principal stockholder involving less than 1% of a class of equity securities of the Participant Firm but a report shall be filed if and when two or more such transactions by any one officer, director or principal stockholder have aggregated 1% or more of a class of equity securities. No Participant Firm shall redeem or purchase its own shares, or in any other manner effect a reduction in its capital stock, without the prior consent of the Exchange.

NYSE Chicago, Inc.

Registered Trader Application

REGISTERED TRADERS

Each NYSE Chicago, Inc. (NYSE Chicago) Participant Firm is required to register any associated persons in accordance with the NYSE Chicago Rules. Pursuant to the NYSE Chicago Rules, Participant Firms must complete the necessary documentation and submit such documentation in the manner prescribed. Individual traders of a Participant Firm must successfully pass any required examination and have a Form U4 available on WebCRD.

☐   Institutional Broker Representative - IBR Exam in addition to the Series 7 or Series 57

☐   Market Maker Authorized Trader - Series 57

PARTICIPANT FIRM INFORMATION

Participant Firm Name: _____   CRD: _____

Contact Name: _____   Title: _____

Phone: _____   Email: _____

INDIVIDUAL APPLICANT INFORMATION

Individual Applicant
Name: _____   CRD: _____

Date of Birth: _____

Phone: _____   Email: _____

TYPE OF BUSINESS ACTIVITY TO BE CONDUCTED (Please check appropriate boxes below)

☐   Institutional Broker Representative (IBR)   ☐   Market Maker Authorized Trader (MMAT)

APPLICATION CHECKLIST

☐   A Form U-4 and Fingerprint card has been submitted directly to WebCRD©
☐   Individual has passed the required examinations (see above)
☐   Individual has been granted a waiver of the required examination
☐   Individual has requested ME registration with NYSE-CHI
☐   Individual has requested GS, TD or AR registration with NYSE-CHI (whichever is applicable)

AUTHORIZED ACKNOWLEDGEMENT OF APPLICANT FIRM

_____   _____
Signature of Authorized Officer, Partner, Managing   Date
Member

_____   _____
Print Name   Title

INDIVIDUAL APPLICANT AGREEMENT

The undersigned Individual Applicant represents that the information and statements contained herein, including the attachments hereto, and other information filed herewith, all of which are parts hereof, are current, true and complete.

_____   _____
Signature of Individual Applicant   CRD#

_____   _____
Print Name   Title

NYSE Chicago, Inc.
Clerk Application

CLERK REQUEST

Incomplete applications will not be accepted. Applications will not be approved without fingerprint clearance on WebCRD®. Accordingly, failure to respond accurately to the following questions will delay approval of your application and may result in denial of access to NYSE Chicago systems.

APPLICANT PERSONAL INFORMATION

Applicant Name: _____	CRD:	_____
Title: _____	DOB:	_____
Phone: _____	Email:	_____

FIRM INFORMATION

Firm Name: _____	CRD:	_____
Primary Contact Name: _____	Title:	_____
Phone: _____	Email:	_____

APPLICATION CHECKLIST

☐   A fingerprint card has been submitted to FINRA's WebCRD

APPLICANT ACKNOWLEDGEMENT

I authorize the Exchange and its affiliates to give any information they may have concerning me to any employer or prospective employer, any federal, state, or municipal agency, or any other SRO, and I release the Exchange, its affiliates and any person acting on their behalf from any and all liability of whatever nature by reason of furnishing such information.

I swear or affirm that I have read and understand the items and instructions on this form and that my answers are true and complete to the best of my knowledge.

_____   _____
Signature of Applicant   Date

FIRM ACKNOWLEDGEMENT

The undersigned Member Firm certifies and acknowledges that it is responsible for the applicant identified above, and as such actions of the applicant shall be binding on the Member Firm in all respects.

_____   _____
Signature on behalf of Applicant Firm   Date

_____   _____
Print Name   Date

Please email a completed copy of this form to Client Relationship Services at crs@nyse.com.

Application to Aggregate Billing of Affiliated Member Firms

NYSE, NYSE American, NYSE Arca, NYSE National, and NYSE Chicago (together "NYSE Exchanges" or separately the "Exchange") Aggregate Billing

In accordance with the applicable Exchange's fee schedule a member organization/member firm may request aggregation of its eligible activity with its affiliates for charges assessed or credits provided. Such request shall include certification of the affiliate status of entities whose activity the member organization/member firm is seeking to aggregate.

General Information

Firm Name of Primary Applicant: _____

Business Address: _____

City: _____   State: _____   Zip: _____

Business Phone: _____   CRD #: _____

Please check the applicable market(s) for this request:

☐ NYSE American   ☐ NYSE Arca   ☐ NYSE National

☐ NYSE   ☐ NYSE Arca Options ☐ NYSE American Options

☐ NYSE Chicago

Affiliated Members

Provide the following information: List of all affiliated member firms; associated CRD Numbers; and type of affiliation. Failure to provide complete information may result in rejection of this application.

Member Firms to be Affiliated with Primary Applicant	CRD #	Type of Affiliation (wholly owned subsidiary/parent/sister/etc...)

Authorization and Acceptance

The Applicant Firm, by its duly authorized officer identified below, hereby certifies that the entities listed in this application are affiliates within the meaning of the relevant Exchange's fee schedule. The Applicant Firm agrees to provide, upon request, information to verify the affiliate status of the entities listed herein. The Applicant Firm shall also provide immediate notice of any event that causes an entity listed herein to cease to be an affiliate of the Applicant Firm.

Signature of Authorized Officer: _____

Name: _____

Title: _____

Phone: _____

Email Address: _____

Date: _____

Completed application should be returned via email to crs@nyse.com.